

Investor Profile <invest@cxffeeblack.com>
to me, bcc: innersoul2, bcc: vivianwilhoite

Wed, Feb 14, 1:35 PM (5 days ago)

Hi future CxffeeBlack investor,

Thank you for your interest in investing in CxffeeBlack! Over the last week, we have been receiving messages and calls from around the world (literally) of excitement and gratitude for the movement we are building. Now, CxffeeBlack has the opportunity to share in the growth, success, and community wealth with you!

If you would like to invest, here are some important next steps for you below:

1. **Meet with our investment and development team**: Many of you have asked more specific details about the terms, investment process, etc., and I am excited to share that we are hosting a private investor session just for you this **Friday, February 16 at 2pm CST/ 3pm EST**. **REGISTER HERE ASAP**. <--- We are prioritizing earlier investments with more favorable terms and will share more with you here.
    - This will also be a time for you to meet the investment team directly but we will also host a live Q&A session at the end for you to ask us any other questions. It will also be recorded.
2. **Sign up for follow up:** If you cannot join the webinar we ask that you still register for information purposes, so we can add you to the follow up with next steps and the recording.
3. **One on one meeting request**: You can also schedule a one on one with the team outside of the webinar. Please reply to this email if you would like to do that after doing steps 1 and 2, and we will find a time for you.

I am looking forward to meeting you all soon and you can reply directly to this email with any questions or comments. We can't wait to welcome you into the CxffeBlack family as an investor and partner in this movement to make Cxffee Black again, from Africa and Memphis, to the world!

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